SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                                 The Knot, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   499184109
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X| Rule 13d-1(d)

--------------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose th of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499184109                   13G                          1 of 2 Pages
          ---------                                                ------------


-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Comcast Corporation
         23-1709202
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|

                                                                  (b)|X|
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   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
-------------------------------------------------------------------------------
              5.     SOLE VOTING POWER                 5,725,590 (See Item 4(a))
              ------------------------------------------------------------------
NUMBER OF
   SHARES     6.     SHARED VOTING POWER              None
BENEFICIALLY  ------------------------------------------------------------------
  OWNED BY
    EACH      7.     SOLE DISPOSITIVE POWER           5,725,590 (See Item 4(a))
 REPORTING    ------------------------------------------------------------------
PERSON WITH
              8.     SHARED DISPOSITIVE POWER         None
-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,725,590
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                            |_|
-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         38.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 499184109                                                 2 of 2Pages
          ---------


-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         QVC, Inc.
         23-2414041
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|

                                                                         (b)|X|
-------------------------------------------------------------------------------
   3.    SEC USE ONLY


-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
               5.     SOLE VOTING POWER                5,725,590 (See Item 4(a))

 NUMBER OF     ----------------------------------------------------------------
   SHARES      6.     SHARED VOTING POWER              None
BENEFICIALLY
  OWNED BY     ----------------------------------------------------------------
    EACH       7.     SOLE DISPOSITIVE POWER           5,725,590 (See Item 4(a))
 REPORTING
PERSON WITH    ----------------------------------------------------------------
               8.     SHARED DISPOSITIVE POWER         None

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,725,590
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                         |_|
-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         38.9%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     The Knot, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

     462 Broadway, 6th Floor

     New York, NY 10013


Item 2(a).  Name of Person Filing:

     This statement is being filed on behalf of Comcast Corporation ("Comcast") and QVC, Inc. ("QVC"). Interactive Technology Holdings, LLC ("Interactive Technology") is deemed to own shares of Common Stock (as defined below) as described in Item 4 below. Comcast QIH, Inc. ("QIH"), as a member of Interactive Technology, has a 29.4% interest in the profits of Interactive Technology. QIH is a direct wholly owned subsidiary of Comcast. In 2001, Comcast QIH, L.P. was converted from a limited partnership into a corporation and renamed Comcast QIH, Inc. and in 2001 each of Comcast QIH GP, Inc. and Comcast QIH, LP, Inc. merged with and into QIH. QIH was the surviving entity. QK Holdings, Inc. ("QK"), as a member of Interactive Technology, has a 68.6% interest in the profits of Interactive Technology. QK is a direct wholly owned subsidiary of QVC. Comcast holds a majority of the voting shares of QVC. In 2001, Sural Corporation merged with and into Sural LLC ("Sural"). Sural was the surviving entity in the merger. Sural owns approximately 86.7% of the voting power of Comcast's voting common stock. The President of Comcast, Brian L. Roberts, is the managing member of Sural and holds approximately 72% of its outstanding units of membership interests.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The principal business office of Comcast is 1500 Market Street, Philadelphia, PA 19102-2148.

     The principal business office of QVC is 1200 Wilson Drive, West Chester, Pennsylvania 19380.

     The principal business office of Sural is 1105 North Market Street, Suite 1405, Wilmington, DE 19801.

     The business address of Brian L. Roberts is 1500 Market Street, Philadelphia, PA 19102-2148.

     The principal business office of Interactive Technology is 1500 Market Street, Philadelphia, PA 19102-2148.

     The principal business office of QIH is 1201 Market Street, Suite 1405, Wilmington Delaware 19801.

     The principal business office of QK is 1200 Wilson Drive, West Chester, Pennsylvania 19380.


Item 2(c).  Citizenship:

     Comcast was organized in the state of Pennsylvania.

     QVC was organized in the state of Delaware.

     Sural was organized in the state of Delaware.

     Brian L. Roberts is a citizen of the United States.

     Interactive Technology was organized in the state of Delaware.

     QIH was organized in the state of Delaware.

     QK was organized in the state of Delaware.


Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.001 per share ("Common Stock")


Item 2(e).  CUSIP Number:

     499184109


Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  |_|  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e)  |_|  An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|


Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

     Each of Comcast and QVC may be deemed to be the beneficial owner of 5,725,590 shares of Common Stock as described below.

     Interactive Technology may be deemed to be the beneficial owner of 5,725,590 shares of Common Stock as a result of its direct ownership of 5,725,590 shares of Common Stock.

     QIH, as a member of Interactive Technology, has a 29.4% interest in the profits of Interactive Technology. QIH may be deemed to beneficially own the 5,725,590 shares of Common Stock deemed to be owned by Interactive Technology referred to above. QIH is a direct wholly owned subsidiary of Comcast.

     QK, as a member of Interactive Technology, has a 68.6% interest in the profits of Interactive Technology. QK may be deemed to beneficially own the 5,725,590 shares of Common Stock deemed to be owned by Interactive Technology referred to above. QK is a direct wholly owned subsidiary of QVC.

     QVC may be deemed to be the beneficial owner of 5,725,590 shares of Common Stock deemed to be owned by QK referred to above. Comcast holds a majority of the voting shares of QVC.

     Comcast may be deemed to be the beneficial owner of 5,725,590 shares of Common stock deemed to be owned by each of QIH and QVC.

     Sural may be deemed to be the beneficial owner of the 5,725,590 shares of Common Stock deemed to be owned by Comcast referred to above. Sural owns approximately 86.7% of the voting power of Comcast's voting common stock.

     Brian L. Roberts may be deemed to be the beneficial owner of the 5,725,590 shares of Common Stock deemed to be owned by Comcast referred to above. Brian
L. Roberts is the managing member of Sural and holds approximately 72% of its outstanding units of membership interests.

     (b)  Percent of class:

     Each of Interactive Technology, QIH, QK, QVC, Comcast, Sural and Brian L. Roberts may be deemed to beneficially own 38.9% of the shares of Common Stock.

     (c)  Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote: Interactive Technology has sole power to vote or direct the vote of the 5,725,590 shares of Common Stock directly owned by it. Each of QIH, QK, QVC, Comcast, Sural and Brian L. Roberts may be deemed to have power to vote or direct the vote of these 5,725,590 shares of Common Stock. See Item 4(a).

          (ii)  Shared power to vote or to direct the vote:  None.

         (iii)  Sole power to dispose or to direct the disposition of:

                Interactive Technology has sole power to dispose or direct the disposition of the 5,725,590 shares of Common Stock directly owned by it. Each of QIH, QK, QVC, Comcast, Sural and Brian L. Roberts may be deemed to have power to dispose or direct the disposition of these 5,725,590 shares of Common Stock. See Item 4(a).

          (iv)  Shared power to dispose or to direct the disposition of:  None.


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.   Identification and Classification of Members of the Group.

     Not applicable.


Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COMCAST CORPORATION


                                            February 14, 2002
                                      -----------------------------------------
                                                  (Date)


                                            /s/ Arthur R. Block
                                      -----------------------------------------
                                                (Signature)


                                        Arthur R. Block, Senior Vice President
                                      -----------------------------------------
                                                 (Name/Title)



                                      QVC, INC.


                                             February 14, 2002
                                      -----------------------------------------
                                                  (Date)


                                              /s/ Neal S. Grabell
                                      -----------------------------------------
                                                 (Signature)


                                        Neal S. Grabell, Authorized Signatory
                                      -----------------------------------------
                                                 (Name/Title)



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).